N-SAR EXHIBIT 77E

Pending Litigation. Since 2009, a number of lawsuits have been filed in federal courts against OppenheimerFunds, Inc., the Fund's investment advisor (the "Manager"), OppenheimerFunds Distributor, Inc., the Fund's principal underwriter and distributor (the "Distributor"), and certain funds in the Oppenheimer family of funds (the "Defendant Funds") advised by the Manager and distributed by the Distributor - including the Fund. The lawsuits naming the Fund as a defendant also name as defendants certain officers, trustees and former trustees of the Fund. The plaintiffs seek class action status on behalf of purchasers of shares of the Fund during a particular time period. The lawsuits raise claims under federal securities laws alleging that, among other things, the disclosure documents of the Fund contained misrepresentations and omissions, that the Fund's investment policies were not followed, and that the Fund and the other defendants violated federal securities laws and regulations. The plaintiffs seek unspecified damages, equitable relief and an award of attorneys' fees and litigation expenses. Litigation against certain other Oppenheimer funds is similar in nature. Additionally, in 2009, what are claimed to be derivative lawsuits were filed in state court against the Manager, the Distributor and another subsidiary of the Manager, on behalf of the New Mexico Education Plan Trust. These lawsuits allege breach of contract, breach of fiduciary duty, negligence and violation of state securities laws, and seek compensatory damages, equitable relief and an award of attorneys' fees and litigation expenses.

         The Distributor and another subsidiary of the Manager have been named as defendants in a putative class action filed in federal court in 2010. The plaintiff, a participant in the State of Texas' college savings plan, asserts on behalf of all persons who invested in qualified 529 plans managed by these subsidiaries of the Manager and which held investments in a certain mutual fund managed by the Manager and distributed by the Distributor. Plaintiff alleges causes of action for "improper investments," breach of fiduciary duty," and "punitive damages" arising from that fund's investments in 2008 and 2009.

         Other lawsuits have been filed since 2008 in various state and federal courts, against the Manager and certain of its affiliates. Those lawsuits were filed by investors who made investments through an affiliate of the Manager, and relate to the alleged investment fraud perpetrated by Bernard Madoff and his firm ("Madoff"). Those suits allege a variety of claims including breach of fiduciary duty, fraud, negligent misrepresentation, unjust enrichment, and violation of federal and state securities laws and regulations, among others. They seek unspecified damages, equitable relief, and an award of attorneys' fees and litigation expenses. None of the suits have named the Distributor, any of the Oppenheimer mutual funds or any of their independent Trustees or Directors as defendants. None of the Oppenheimer funds invested in any funds or accounts managed by Madoff.

         The Manager believes that the lawsuits described above are without legal merit and is defending against them vigorously. The Fund's Board of Trustees has also engaged counsel to represent the Fund and the present and former Independent Trustees named in those suits. While it is premature to render any opinion as to the outcome in these lawsuits, or whether any costs that the Fund may bear in defending the suits might not be reimbursed by insurance, the Manager believes that these suits should not have any material effect on the operations of the Fund, that the outcome of all of the suits together should not impair the ability of the Manager or the Distributor to perform their respective duties to the Fund, and that the outcome of all of the suits together should not have any material effect on the operations of any of the Oppenheimer funds.